Genomic Health, Inc.

301 Penobscot Drive

Redwood City, California 94063

February 8, 2019

Mr. Brian McAllister

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Genomic Health, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Form 8-K filed on November 6, 2018

File No. 000-51541

Dear Mr. McAllister:

Genomic Health, Inc. (the “Company”, “we”, “us”, or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on January 29, 2019 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on March 15, 2018 and Form 8-K furnished on November 6, 2018 (File No. 000-51541).

In this letter, we have referred to the Staff’s Comments in italics and have followed it with the Company’s response to the Staff’s comments.

Form 8-K filed on November 6, 2018

Exhibit 99.1, page 1

1.              We note your presentation of Non-GAAP income (loss) from operations and Non-GAAP net income (loss) includes adjustments for certain research and development expenses recognized in connection with your activities associated with Biocartis. Please tell us how you determined these adjustments do not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The adjustments for research and development expenses recognized in connection with the activities associated with Biocartis represent individual market access payments to Biocartis. The Biocartis license and option fee represents the following: (1) the $3.2 million payment recorded in the three-month period ended September 30, 2017 was for us to obtain a license to develop and commercialize an invitro diagnostic (“IVD”) version of our Oncotype DX breast cancer test and to have an option to include additional tests in urology, and (2) the $1.2 million payment recorded in the three-month period ended September 30, 2018 was to extend the option in urology for another year. We have not completed the development of the IVD Oncotype DX breast cancer test and have not generated any revenue in any period from utilizing the license granted by Biocartis.

2.              Please tell us whether you have included the tax effects on the adjustments presented to arrive at Non-GAAP net income (loss). To the extent these adjustments are disclosed net of taxes, please revise to present the effect of income taxes as a separate adjustment and expand your disclosure to clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The tax effects on the adjustments were $30,000 for the three and nine months ended September 30, 2018 and were not included on the adjustments presented to arrive at Non-GAAP net income (loss) as they were not considered material. In our future non-GAAP disclosures, we will present the effect of income taxes when material as a separate adjustment to arrive at Non-GAAP net income (loss). We will also expand our future disclosures to explain how the tax effects were calculated.

If you have any questions or further comments, please contact me by email at bcole@genomichealth.com or by phone at (650) 560-2290.

Sincerely,

/s/ G. Bradley Cole

G. Bradley Cole
Chief Financial Officer
Genomic Health, Inc.

cc:         Kimberly J. Popovits, Genomic Health, Inc.

Jason Radford, Genomic Health, Inc.

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP